UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

ENETI INC.
(Name of Subject Company)

ENETI INC.
(Name of Person Filing Statement)

Common stock, par value $0.01 per share
(Title of Class of Securities)

Y2294C107
(CUSIP Number of Class of Securities)
Emanuele Lauro
Chief Executive Officer
Eneti Inc.
99, Boulevard du Jardin Exotique
Monaco 98000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Edward Horton
Nick Katsanos
One Battery Plaza
New York, New York 10004
(212) 574-1264

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Eneti Inc., a company incorporated in the Republic of the Marshall Islands  (the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2023 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 and this Amendment relate to the tender offer by Cadeler A/S, a public limited liability company incorporated under the laws of Denmark (“Cadeler”),  to exchange for each outstanding share of Eneti common stock, par value $0.01 per share (the “Common Stock”), validly tendered and not validly withdrawn in the offer, American Depositary Shares (“ADSs”), representing, in the aggregate, 3.409 shares (the “Exchange Ratio”) of Cadeler, nominal value DKK 1 per share (the “Purchaser Shares”) with each ADS representing four (4) Purchaser Shares (the “Purchaser ADSs”), subject to payment of cash compensation with respect to any fractional Purchaser ADSs, without interest and subject to reduction for any applicable withholding taxes (the “Offer Consideration”). The foregoing offer is referred to as the “Offer.” The Offer is described in a Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended from time to time, the “Schedule TO”), filed by Cadeler with the SEC on November 7, 2023.
Capitalized and other terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 8. ADDITIONAL INFORMATION
Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:
Completion of the Offer
The Offer expired at 5:30 p.m., Eastern Time, on December 14, 2023. Based on preliminary information from the exchange agent for the Offer, 33,385,714 shares of Common Stock, representing approximately 86.39% of the aggregate voting power of the shares of Common Stock outstanding immediately after the consummation of the Offer. The number of shares of Common Stock validly tendered and not validly withdrawn in the Offer satisfied the Minimum Condition.
Completion of the Merger
As promptly as practicable following the expiration of the Offer, the Company and Cadeler intend to effect the Merger under Marshall Islands law, pursuant to which the Company will merge with and into Wind MI Limited, a company incorporated in the Republic of the Marshall Islands and a wholly-owned subsidiary of Cadeler (“Merger Sub”), with Merger Sub continuing as the surviving entity of the Merger. At the effective time of the Merger, all shares of Common Stock outstanding as of immediately prior to the effective time of the Merger, other than any such shares held at such time by Cadeler, will be converted into the right to receive U.S. $11.36755 in cash, without interest and subject to reduction for any applicable withholding taxes (the “Merger Consideration”).  As of the Effective Time, all such shares of Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration to be paid in accordance with the terms of the agreement and plan of merger, without interest. As promptly as practicable following the consummation of the Merger, the Company intends to cause all of its shares to be delisted from the New York Stock Exchange and deregistered under the Exchange Act, after which the Company will no longer have reporting obligations under the Exchange Act.

On December 15, 2023, Cadeler issued a press release announcing the expiration and preliminary results of the offer and consummation of the merger. This press release is attached as Exhibit (a)(6) to the Schedule 14D-9 and is incorporated herein by reference.

ITEM 9. EXHIBITS

Exhibit No.	Description
(a)(6)	Press release by Cadeler announcing the preliminary results of the Offer (incorporated by reference to Cadeler’s filing pursuant to Rule 425 on December 15, 2023).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Eneti Inc.

By:	/s/ Emanuele Lauro
Name:	Emanuele Lauro
Title:	Chief Executive Officer

Dated: December 15, 2023